SECURITIES AND EXCHANGE COMMISSION

                                   Washington, D.C. 20549

                                          FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For fiscal year ended December 31, 1994

                                             or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


for transition period from ______________ to ______________

Commission File Number:  2-64025

A. Full title of the plan and the address of the plan if different from that of the issuer named below: Transco Energy Company Thrift Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Transco Energy Company, 2800 Post Oak Boulevard, P. O. Box 1396, Houston, Texas 77251.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Administrative Committee of the
Transco Energy Company Thrift Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Transco Energy Company Thrift Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1994. These financial statements and schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Transco Energy Company Thrift Plan as of December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 1994, included as
Schedule I, and schedule of reportable transactions for the plan year ended December 31, 1994, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                              /s/ Arthur Andersen LLP
                                              ARTHUR ANDERSEN LLP



Houston, Texas
June 2, 1995

                                     TRANSCO ENERGY COMPANY THRIFT PLAN
                                     __________________________________

                            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            ____________________________________________________




                                                         As of December 31,
                                                  ________________________________
                                                       1994              1993
                                                  _____________     _____________


  ASSETS:
   Cash                                            $     26,255      $          -
   Common stock of Transco Energy
    Company, 1,358,344 and
    1,348,837 shares, respectively                   22,582,471        19,052,334
   Fixed Income Fund -
    FMTC U.S. Government Reserve                              -           962,482
    Guaranteed Investment Contracts -
     Metropolitan Life                               27,642,738        37,531,773
     Prudential Insurance Company                     8,975,863                 -
     Peoples Security Life                            4,344,802         8,810,005
     Life of Virginia                                 5,860,627         5,938,460
     Provident Life                                   6,214,117         4,711,933
     CNA Insurance Company                            4,068,212                 -
     Cash Portfolio                                   1,036,787                 -
   Fidelity Funds -
    Magellan Fund, 143,685 and 121,302
     shares, respectively                             9,598,152         8,594,212
    Puritan Fund, 255,468 and 154,092
     shares, respectively                             3,783,483         2,426,953
    Contrafund, 38,673 and 16,311 shares,
     respectively                                     1,171,015           503,031
    OTC Portfolio, 10,856 and 4,272 shares,
     respectively                                       252,621           103,131
    Retirement Money Market Portfolio                   887,839           873,826
                                                  _____________     _____________

       Total investments                             96,444,982        89,508,140

    Loans receivable from participants                1,344,132         1,206,957
                                                  ______________    _____________
Net assets available for plan benefits             $ 97,789,114      $ 90,715,097
                                                  ______________    _____________
                                                  ______________    _____________




                 The accompanying notes are an integral part of these financial statements.

                                     TRANSCO ENERGY COMPANY THRIFT PLAN
                                     __________________________________


                                     STATEMENT OF CHANGES IN NET ASSETS
                                     ___________________________________

                                         AVAILABLE FOR PLAN BENEFITS
                                         ___________________________

                                    FOR THE YEAR ENDED DECEMBER 31, 1994
                                    ____________________________________


INVESTMENT INCOME:
 Cash dividends                                                               $ 1,174,239
 Interest on investments                                                        3,850,631
 Interest on participant loans                                                     87,092
                                                                              ____________

                          Total investment income                               5,111,962

NET REALIZED GAIN ON SALE OF INVESTMENTS                                        4,227,746

NET UNREALIZED DEPRECIATION OF INVESTMENTS                                     (1,666,037)

PARTICIPANT CONTRIBUTIONS                                                       4,830,336

WITHDRAWALS AND DISTRIBUTIONS                                                  (5,429,990)
                                                                              ____________

INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                              7,074,017

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                      90,715,097
                                                                              ____________

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                           $97,789,114
                                                                              ____________
                                                                              ____________


                 The accompanying notes are an integral part of these financial statements.

                             TRANSCO ENERGY COMPANY THRIFT PLAN
                             __________________________________


                                NOTES TO FINANCIAL STATEMENTS
                                _____________________________



1.  DESCRIPTION OF THE PLAN:
    ________________________

General
_______

The Transco Energy Company Thrift Plan (the Plan) was adopted effective July 1, 1955. Participation in the Plan is available to each employee of Transco Energy Company and its subsidiaries (collectively, Transco or the Company), who (a) has completed at least one year of service, (b) is not a member of or represented by a collective bargaining unit, unless eligibility is required by the terms of any collective bargaining agreement, and (c) is not a nonresident alien. A newly hired or rehired employee may roll over a distribution from another qualified plan or from a qualifying individual retirement rollover account into the Plan within 60 days of the employee's eligibility to participate in the Plan or 60 days from the date of distribution from another qualified plan or from a qualifying individual retirement rollover account, whichever is later.

Trustee
_______

Fidelity Management Trust Company (FMTC or the Plan Trustee) is the Plan Trustee and record-keeper. The powers, duties and obligations of the Plan Trustee are as set forth in the trust agreement between the Company and the Plan Trustee dated September 1, 1992.

Vesting
_______

Employees vest in the Company's contributions at a rate of 20 percent per year of service after they become a participant in the Plan. Participants whose employment is terminated due to death, disability or retirement or who are employees on their 65th birthday will be fully vested in the Company's contributions. Nonvested Company contributions are forfeited five years after the employee's termination date. Forfeitures are first applied to reduce the Company's contribution, if any, then to pay the administrative expenses of the Plan. There were no forfeitures in 1994. Forfeitures in 1993 were approximately $76,807.


Administration
______________

The Plan is administered by the Thrift Plan Committee (the Committee) consisting of not less than three employees of the Company. The members of the Committee are appointed by and may be removed by the Company's board of directors. The members of the Committee and their alternates receive no compensation for their services as such, but are paid by the Company as its employees.

Voting Rights
_____________

All shares of Transco Energy Company common stock credited to a participant's account are voted in confidence by the Plan Trustee, in accordance with the participant's written instructions. In the absence of written voting instructions at least five days prior to the date of the meeting at which the vote is to be taken, the Plan Trustee may vote the shares in its discretion.

Investment Programs
___________________

Participants may direct the Plan Trustee, at intervals as provided by the Plan, to invest all or part of their account in the Plan investment options:

The investment options of the Plan during 1994 are as follows:

Fixed Income Fund              -  Funds are invested in bonds, debentures,
_________________
                                  notes or other evidences of indebtedness and any other property with a fixed rate of return, including guaranteed investment contracts.

Fidelity Magellan Fund         -  Funds are invested in growth-oriented
______________________
                                  securities such as common stocks and
                                  securities convertible into common stock and mutual funds invested primarily in common stock.

Fidelity Puritan Fund          -  Funds are invested in a diversified
_____________________
                                  portfolio including common stocks,
                                  preferred stocks, bonds, debentures,
                                  mortgages or other evidences of
                                  indebtedness or ownership, common trust
                                  funds or mutual funds.

Fidelity Retirement Money      -  Funds are invested in obligations issued
Market Portfolio                  or guaranteed by the U.S. Government.
_________________________

Fidelity Contrafund            -  Funds are invested in common stocks and
____________________
                                  securities convertible into common stock of companies believed to be out of favor or undervalued.

Fidelity OTC Portfolio         -  Funds are invested in common stocks,
______________________
                                  preferred stocks, securities convertible into common stocks and debt securities on the over-the-counter (OTC) securities market.

Transco Energy Company         -  Funds are invested in Transco common
Common Stock Fund                 stock.
_________________________


For a detail of changes in net assets by investment option for the year ended December 31, 1994, see Exhibit I.

Contributions, Withdrawals,
Terminations and Distributions
______________________________

Through December 31, 1994, participants were permitted to contribute from 1 percent to 12 percent (in 1 percent increments) of monthly base compensation, subject to certain limitations for "highly compensated" employees, to the Regular Thrift Account (after-tax contribution) and/or from 1 percent to 12 percent (in 1 percent increments) to the Supplemental Retirement Account (SRA or 401(k) before-tax contribution). However, combined contributions to the Regular Thrift Account and the SRA may not exceed a total of 12 percent of such participant's monthly base compensation. Company matching contributions to the Regular Thrift Account and the SRA were suspended on January 1, 1987, due to the establishment of the Company's Tran$tock Employee Stock Ownership Plan, and were reinstated as of January 1, 1995.

Participants who have participated in the Plan for at least 60 months, provided they have not made a partial withdrawal during the preceding six months, may make a total or partial withdrawal of their total vested amount from their previous contributions and employer matching contributions, net of previous withdrawals. However, a six-month suspension from additional participant and employer matching contributions results from participants making a total withdrawal.

When a participant's employment with the Company is terminated for any reason or upon death or retirement, the entire vested balance in the participant's account becomes eligible for distribution to the participant, the participant's beneficiaries or legal representatives.

There were no amounts pending distribution at December 31, 1994 or 1993.

Participant Loans
_________________

Participants may borrow from $1,000 to a maximum amount of the lesser of 50 percent of each participant's total asset value of his vested Plan assets or $50,000, reduced by the excess, if any, of the highest loan balance outstanding in the previous year over the loan balance currently outstanding. Loans are limited to two loans per calendar year with no more than two loans outstanding at any one time. The term of the loan may be for any number of consecutive six-month periods up to a maximum of five years. All loans must be repaid within 90 days of a participant's separation from the Company. Interest rates charged on loans are established by the Committee based on commercially comparable rates at the time of the loan. Repayment of the principal and interest of a loan is invested according to the participant's current investment directions for future contributions to the Plan.

Plan Amendments
_______________

Effective January 1, 1995, the Company adopted the thirty-fourth amendment to the Thrift Plan which resulted in the following:

     Four additional investment options were made available to participants, as follows:

     Fidelity Asset Manager Fund
     ___________________________   -    The fund seeks high total return with
                                        reduced risk over the long term by
                                        allocating assets among domestic and
                                        foreign stocks, bonds and short-term
                                        instruments.

     Fidelity Asset Manager:
       Income Fund
     ______________________       -     The fund seeks high total return with
                                        potential for capital appreciation
                                        through investment in stocks, bonds
                                        (with maturities greater than three
                                        years) and short-term instruments
                                        (with maturities less than three
                                        years)

     Fidelity Asset Manager:
       Growth Fund
     ______________________       -     The fund seeks to maximize total
                                        return over the long term by
                                        allocating assets among stocks, bonds
                                        (with maturities greater than three
                                        years) and short-term instruments
                                        (with maturities less than three
                                        years).

     Fidelity Overseas Fund
     ______________________       -     The fund seeks long-term growth of
                                        capital primarily through investments
                                        in foreign securities including
                                        common stock, securities convertible
                                        to common stock and debt instruments
                                        of foreign business and governments.
                                        At least 65 percent of the fund's
                                        total assets will normally be
                                        invested in securities of companies
                                        from at least three different
                                        countries outside of North America.

Effective January 1, 1995, participants may make a 401(k) contribution (before-tax salary reduction contribution) and/or an after-tax contribution to the Thrift Plan by payroll reduction/deduction in whole percentages only. However, in no event may the aggregate amount of a participant's contributions, whether 401(k) contributions and/or after-tax contributions, for a payroll period exceed 15 percent of such participant's compensation, as defined in the Plan Agreement. Further, the Thrift Plan Administrative Committee may, in any plan year, limit the maximum amount of participant contributions that "highly compensated" employees may make in order to satisfy certain requirements of the Federal Internal Revenue Code of 1986.

Under the Company's reinstated contribution-matching policy, the Company will match up to 100 percent of an employee's contribution, with a maximum Company contribution of 6 percent of the participant's monthly base compensation allocated as follows: 25 percent to the Participant's Company Match-Stock Account (Matching Stock Contribution) and 75 percent to the Participant's Company Match-Cash Account (Matching Cash Contribution). It is the intention of the Company that the Thrift Plan qualify as a profit sharing plan with respect to the 401(k) feature of the Thrift Plan and the Employers' Matching Cash Contribution. In that regard, the Employers' Matching Cash Contributions and Participant 401(k) Contributions will be made only out of the Employers' Earnings, as defined in the Plan Agreement, unless the Company's Board of Directors, in its sole discretion, expressly permits such contributions as defined in the Plan Agreement.

New employees will be able to participate immediately in the Thrift Plan rather than after one year of service.

2.   SUMMARY OF SIGNIFICANT
     ACCOUNTING POLICIES:
     ______________________

Basis of Accounting
___________________

The financial statements of the Plan are presented on the accrual basis of accounting. A separate account is maintained for each participant, reflecting the balance of investments and cash credited thereto, net of withdrawals.

Asset Valuation
_______________

Pursuant to Department of Labor regulations, the realized gain or loss on the sale of Plan assets, withdrawals of securities in kind and unrealized appreciation or depreciation of Plan assets are based on the value of those assets at the beginning of the Plan year or at the time of purchase, if acquired during the year.

Dividends and Interest Income
_____________________________

For participant record-keeping purposes, cash dividends on the Company's common stock are credited to the participant's account when received by the Plan Trustee. Interest on investments in the Retirement Money Market Portfolio Fund and the Fixed Income Fund is credited monthly to the participant's account.

Expenses
________

The participant's account is charged with expenses in connection with the purchase and sale of the participant's securities. All expenses incurred in the administration of the Plan are borne by the Company. Cash from the sale of investments not yet distributed or contributions not yet invested in the Plan options is invested in short-term securities or pooled investment funds, and the related earnings are used to reduce the Plan Trustee's fee.

3.   ACQUISITION OF TRANSCO:
     ______________________

On December 12, 1994, Transco and The Williams Companies, Inc. (Williams), announced that they had entered into a merger agreement. Pursuant to the merger agreement, on January 18, 1995, Williams accepted for payment 24.6 million shares of Transco's common stock for $17.50 per share as a first step in acquiring the entire equity interest of Transco. The conversion of the remaining outstanding shares of Transco's common stock to 0.625 shares of Williams' common stock took place on May 1, 1995, the effective date of the merger. As a result of the merger, in January 1995, approximately 471,000 shares of Transco common stock held by the Plan were sold to Williams pursuant to the tender offer. The remaining shares of Transco common stock held by the Plan, approximately 887,000 shares, were converted into Williams common stock on May 1, 1995. Additionally as a result of the merger, the Transco common stock fund was replaced by a Williams common stock fund.

4.   FEDERAL INCOME TAXES:
     ____________________

The Plan obtained its latest determination letter on July 2, 1990, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt during the years ended December 31, 1994 and 1993.

5.   AMENDMENT AND TERMINATION:
     __________________________

The Company has reserved the right to amend, modify or terminate the Plan or the trust at any time and may at any time terminate the operation of the Plan with respect to its employees. No amendment, change or modification of the Plan or the trust agreement may be made which will deprive participants of their benefits under the Plan, alter the basic purpose of the Plan or give the Company any rights in funds contributed to or in assets held by the Plan Trustee, without the consent of the participants, or which will alter the duties or liabilities of the Plan Trustee without its consent. In the event that any modification of the Plan would adversely affect the rights of participants as to the use of or withdrawal from their accounts, they shall have the option for a period of 90 days to withdraw their entire account balances.

Currently, Transco and Williams are evaluating several alternatives for the future of the Thrift Plan, which could include a consolidation or merger of the Thrift Plan with or into a Williams plan or the development of a new plan for Transco. No definitive plans have been made by Transco or Williams at this time.

                                       TRANSCO ENERGY COMPANY THRIFT PLAN                                      Exhibit 1
                                       __________________________________


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY OPTION
    ________________________________________________________________________

                                      FOR THE PLAN YEAR ENDED DECEMBER 31, 1994
                                      _________________________________________


                            Transco
                            Energy                                         Fidelity
                            Company      Fixed                            Retirement
                            Common      Income      Fidelity    Fidelity     Money     Fidelity    Fidelity
                             Stock       (GIC)       Puritan    Magellan    Market        OTC       Contra- Participant
                             Fund        Fund         Fund        Fund     Portfolio   Portfolio     Fund       Loans       Total
                         ___________ ____________ ___________ ___________ __________ __________ ___________ ___________ ____________
INVESTMENT INCOME:
  Cash dividends         $  389,603   $        0   $ 302,352   $ 462,849   $      0   $  3,869   $  15,566   $       0   $1,174,239
  Interest on investments         0    3,814,028           0           0     36,603          0           0           0    3,850,631
  Interest on participant
    loans                    12,075       44,959       6,225      18,677      1,764        542       2,850           0       87,092
                         ___________ ____________ ___________ ___________ __________ __________ ___________ ___________ ____________

  Total investment income   401,678    3,858,987     308,577     481,526     38,367      4,411      18,416           0    5,111,962
                         ___________ ____________ ___________ ___________ __________ __________ ___________ ___________ ____________

NET REALIZED GAIN (LOSS) ON
  INVESTMENTS             4,268,386            0       5,913     (51,049)         0        328       4,168           0    4,227,746

NET UNREALIZED APPRECIATION
  (DEPRECIATION) OF
  INVESTMENTS              (894,050)           0    (245,672)   (499,262)         0     (4,558)    (22,495)          0   (1,666,037)

PARTICIPANT CONTRIBUTIONS   847,498    1,642,485     721,257   1,297,109     94,498     48,030     179,459           0    4,830,336

WITHDRAWALS AND
  DISTRIBUTIONS            (825,777)  (3,540,348)   (117,552)   (713,321)  (167,198)   (22,317)    (43,477)          0   (5,429,990)

INTERFUND TRANSFERS, net   (178,540)  (1,699,637)    661,647     523,416     52,637    120,338     520,139           0            0

PARTICIPANT LOANS, net      (62,803)     (72,994)     22,360     (34,479)    (4,291)     3,258      11,774     137,175            0
                         ___________ ____________ ___________ ___________ __________ __________ ___________ ___________ ____________

INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE
  FOR PLAN BENEFITS       3,556,392      188,493   1,356,530   1,003,940     14,013    149,490     667,984     137,175    7,074,017

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  beginning of year      19,052,334   57,954,653   2,426,953   8,594,212    873,826    103,131     503,031   1,206,957   90,715,097
                         ___________ ____________ ___________ ___________ __________ __________ ___________ ___________ ____________

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS,
  end of year            $22,608,726  $ 58,143,146 $3,783,483  $9,598,152  $887,839   $252,621   $1,171,015  $1,344,132  $97,789,114
                        ____________ ____________ ___________ ___________ __________ __________ ___________ ___________ ____________
                        ____________ ____________ ___________ ___________ __________ __________ ___________ ___________ ____________


                                    This exhibit is an integral part of the accompanying financial statements.

                                                                                    SCHEDULE I
                                     TRANSCO ENERGY COMPANY THRIFT PLAN
                                     __________________________________

                               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              ________________________________________________

                                           AS OF DECEMBER 31, 1994
                                          ________________________


   Identity of                                      Number of
     Issuer                   Description            Shares          Cost        Current Value
_______________        _________________________   ___________  _____________   _____________

  Transco Energy
  Company *              Common stock               1,358,344    $ 36,195,392    $ 22,582,471

  FIXED INCOME FUND:
  Cash Portfolio         Guaranteed Investment
                          Contract                  1,036,787       1,036,787       1,036,787
  CNA Insurance Company  Guaranteed Investment
                          Contract                  4,068,212       4,068,212       4,068,212
  Life of Virginia       Guaranteed Investment
                          Contract                  5,860,627       5,860,627       5,860,627
  Metropolitan Life      Guaranteed Investment
                          Contract                 27,642,738      27,642,738      27,642,738
  Peoples Security       Guaranteed Investment
   Life                   Contract                  4,344,802       4,344,802       4,344,802
  Provident Life         Guaranteed Investment
                          Contract                  6,214,117       6,214,117       6,214,117
  Prudential Insurance   Guaranteed Investment
   Company                Contract                  8,975,863       8,975,863       8,975,863


  FIDELITY INVESTMENTS:
  Fidelity *             Magellan Fund                143,685       9,687,512       9,598,152
  Fidelity *             Puritan Fund                 255,468       4,028,322       3,783,483
  Fidelity *             Retirement Money Market
                          Portfolio                   887,839         887,839         887,839
  Fidelity *             Contrafund                    38,673       1,203,058       1,171,015
  Fidelity *             OTC Portfolio                 10,856         260,890         252,621

  Transco Energy Company LOANS RECEIVABLE FROM
    Thrift Plan *        PARTICIPANTS, 7% interest                                  1,344,132
                                                                _____________   _____________

                         Total assets held for
                          investment purposes                    $110,406,159    $ 97,762,859
                                                                _____________   _____________
                                                                _____________   _____________

                         * Party-in-interest investment

                The accompanying financial statements are an integral part of this schedule.

                                                                                                                        SCHEDULE II
                                                        TRANSCO ENERGY COMPANY THRIFT PLAN
                                                        __________________________________


                                                        SCHEDULE OF REPORTABLE TRANSACTIONS
                                                        ___________________________________

                                                     FOR THE PLAN YEAR ENDED DECEMBER 31, 1994
                                                     _________________________________________





                                         Description of Transactions
                                         ___________________________

   Identity of                                      Number of              Purchase         Selling      Cost of
                                           __________________________
  Party Involved      Description of Asset   Purchases         Sales          Price         Price**     Asset Sold   Net Gain (Loss)
__________________________________________ ___________      __________     ___________     __________  ____________  _______________

  Transco Energy
  Company *               Common Stock             107             83      $ 8,897,549  $  8,741,748  $ 10,193,510    $  (1,451,762)

  Metropolitan Life       Guaranteed
                          Investment Contract        0              4                0    11,912,880    11,912,880                 -

  Peoples Security Life   Guaranteed
                          Investment Contract        0              4                0     4,801,020     4,801,020                 -

  Prudential Insurance    Guaranteed
  Company                 Investment Contract        2              3        9,111,556       569,411       569,411                 -

  Fidelity *              Fidelity Magellan Fund   148             96        3,358,318     1,804,066     1,786,443            17,623

  Fidelity Management
  Trust Company *         U.S. Govt. Reserve       186            236       22,512,713    22,767,366    22,767,366                 -

 *  Party-in-interest transaction
**  Selling price equals the current value of asset on applicable transaction date.



                                   The accompanying financial statements are an integral part of this schedule.

                                          SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                          TRANSCO ENERGY COMPANY
                                          THRIFT PLAN
                                          _______________________
                                              (Name of Plan)





Date:  June 29, 1995                      By:   /s/ John C. Fischer
     ______________________                     ________________________
                                                John C. Fischer, Chairman
                                                Administrative Committee

                          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                          _________________________________________


As independent public accountants, we hereby consent to the incorporation of our report dated June 2, 1995, included in this Form 11-K into the Transco Energy Company Thrift Plan's previously filed Form S-8 Registra-tion Statement (File No. 2-64025).




                                              /s/ Arthur Andersen LLP
                                              ARTHUR ANDERSEN LLP






Houston, Texas
June 29, 1995